Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

October 22, 2020	NR 20-22

Alianza Minerals Releases Horsethief Results of Final Four Holes

Vancouver B.C., October 22, 2020 - Alianza Minerals Ltd. (TSXV:ANZ) (“Alianza” or the “Company”) reports that the gold results have been received for the final four holes of the ten-hole reverse circulation drilling program completed in August at the Horsethief Gold Property, Nevada. This work was funded by partner Hochschild Mining (US), a subsidiary of Hochschild Mining PLC (“Hochschild”, LSE:HOC) under an option to earn a 60% interest in the project by funding exploration expenditures of US$5 million over 5.5 years.

HT20-009 at the Stallion target yielded a 76 metre intersection from surface of anomalous gold results up to 0.185 g/t from individual 1.5 metre samples. Anomalous gold results are associated with moderate to strong jasperoid development within the carbonate host rocks. One additional hole at the Stallion, one at the Mustang and one at the Thoroughbred target all intersected variable altered carbonate rocks with only spotty anomalous gold results.

The multi-element ICP data for six of the holes is still outstanding and will be incorporated into the database once received.

“Although clearly not the discovery we were hoping for, the size and distribution of altered carbonate rocks along with widespread anomalous gold concentrations is encouraging. We will carry out a detailed examination of the pathfinder elements from the ICP data once it is available from the lab to determine if any vectors towards remaining targets exist,” stated Jason Weber President & CEO of Alianza Minerals.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has two projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

www.alianzaminerals.com

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.